UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission file number: 001-38307

RETO ECO-SOLUTIONS, INC.

(Registrant’s name)

X-702, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Departure and Appointment of Officers and Directors

On May 9, 2026, Mr. Baoqing Sun tendered his resignation as a Class B director and a member of each of the audit committee, compensation committee and the nominating committee (each, a “Committee”) of ReTo Eco-Solutions, Inc. (the “Company”). Mr. Sun’s resignation was for personal reasons and was not due to any disagreement with the Company.

On May 9, 2026, Mr. Zhizhong Hu tendered his resignation as a Class C director of the Company, but will remain in his role as Chief Technology Officer. Mr. Hu’s resignation was for personal reasons and was not due to any disagreement with the Company.

On May 9, 2026, the Board of Directors of the Company (the “Board”) accepted resignations of Mr. Sun and Mr. Hu, and appointed (i) Mr. Di Gan to serve as the Company’s Class B director and a member of each of the Committees, effective immediately and (ii) Mr. Johnny Tiong Sie Wei to serve as the Company’s Class C director, effective immediately.

Di Gan, age 35, has served as Chief Executive Officer of Nanjing Bochuang Zhonglian Network Technology Co., Ltd. since September 2020. In this role, he was responsible for overseeing brand positioning, product development, marketing, supply chain, franchise growth, and external partnerships to drive sustainable business growth and market competitiveness. From August 2012 to June 2020, Mr. Gan worked at Jiangsu Provincial Department of Education, contributed to policy research, project coordination, and cross-departmental collaboration while developing strong strategic planning, communication, and resource integration skills. Mr. Gan earned his Bachelor’s degree in Business Administration at China University of Mining and Technology in 2012.

Johnny Tiong Sie Wei, age 38, served as Operations Director at VIA Group, a Malaysian architectural and interior design and build consultancy firm, from April 2020 to April 2026. In this role, he was responsible for business development & strategy, operations management, and cost control. From March 2015 to March 2020, he worked as Senior Project Manager at Todo Design Sdn Bhd, a Kuala Lumpur-based interior design company established. His responsibilities included project management & execution as well as market insight & development. Mr. Wei earned his Bachelor’s degree in Construction Engineering at Unversiti Teknologi Malaysia in 2011.

There are no family relationships between Mr. Gan, Mr. Wei and any other director and executive officer of the Company. There are no transactions between the Company and Mr. Gan or Mr. Wei that will be required to be reported pursuant to Item 404(a) of Regulation S-K.

INCORPORATION BY REFERENCE

This Form 6-K and the exhibit thereto shall be deemed to be incorporated by reference into each of (i) the registration statement on Form F-3 (File No. 333-282314), of the Company, (ii) the registration statement on Form S-8, as amended (File No. 333-270355), of the Company, (iii) the registration statement on Form S-8 (File No. 333-280119), and (iv) the registration statement on Form S-8 (File No. 333-293215) of the Company and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2026

RETO ECO-SOLUTIONS, INC.

By:	/s/ Xinyang Li
	Name:	Xinyang Li
	Title:	Chief Executive Officer

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